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                                                                   Exhibit 4(e)

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                                (THE "COMPANY")
                              2929 ALLEN PARKWAY
                             HOUSTON, TEXAS 77019

                            AMENDATORY ENDORSEMENT

   This Endorsement is made a part of the group annuity contract ("Contract") to which it is attached. This Endorsement shall supersede certain provisions of the Contract or any endorsement issued prior to or concurrent with this Endorsement. All capitalized terms not otherwise defined in this Endorsement shall have the same meaning as ascribed in the Contract. This Endorsement amends the Contract as follows:

    1. Guaranteed Minimum Interest Rate. This Endorsement changes both the guaranteed minimum interest rate that will be credited to amounts in the fixed interest options and the guaranteed minimum interest rate that will be used to determine fixed annuity payments during the Annuity Period as follows:

         (i) The guaranteed minimum interest rate that will be credited to amounts in the fixed interest options for a Participant Account during the Accumulation Period will be shown in the group annuity certificate or applicable endorsement for that Participant Account. In compliance with applicable state nonforfeiture law, the guaranteed minimum interest rate will be at least equal to the lesser of 3.0% per annum or the following:

                a. The one-month average value of the five-year Constant
                   Maturity Treasury Rate reported by the Federal Reserve, rounded to the nearest 1/20/th/ of 1.0%, for the second month preceding the first day of the calendar quarter during which the certificate for a Participant Account is issued, reduced by 1.25%, and where the resulting interest rate is not less than 1.0%.

         (ii) The guaranteed minimum interest rate that will be used to determine minimum fixed annuity payments during the Annuity Period is [1.0% to 3.0%] per year.

 GRP-FAE-FL

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    2. Deferral of Payments. In accordance with state law, We may defer payments up to six months after receiving a request for a full and immediate surrender of the Contract that would otherwise be permitted there under, including amounts accumulated in the fixed interest options, provided however that exercise of such authority shall be subject to written approval by the insurance commissioner of the state where this Contract is issued. If We defer payment pursuant to this
       Section 2, interest will accrue until the payment is made.

All other terms and conditions of the Contract (as modified by any other endorsement issued therewith) remain unchanged. The provisions of this Endorsement shall be effective on the Contract date of issue.

                                                  THE VARIABLE ANNUITY LIFE
                                                  INSURANCE COMPANY

                                                  /s/ Jim Coppedge

                                                  SECRETARY

 GRP-FAE-FL